UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Community Shores Bank Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204046 10 6

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 204046 10 6	Page 2 of 8

(1)	Names of reporting persons. Muskegon Castings Corp. (EIN 38-3156858)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: State of Michigan
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 0.0
(6) Shared voting power: 0.0
(7) Sole dispositive power: 0.0
(8) Shared dispositive power: 0.0
(9)	Aggregate amount beneficially owned by each reporting person: 0.0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9): 0.0%
(12)	Type of reporting persons (see instructions): CO

SCHEDULE 13G

CUSIP No. 204046 10 6	Page 3 of 8

(1)	Names of reporting persons: Bruce J. Essex, Jr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 50,250
(6) Shared voting power: 50,250
(7) Sole dispositive power: 50,250
(8) Shared dispositive power: 50,250
(9)	Aggregate amount beneficially owned by each reporting person: 50,250
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9): 3.4%
(12)	Type of reporting persons (see instructions) IN

SCHEDULE 13G

Item 1.	(a) Name of Issuer: Community Shores Bank Corporation

Item 1.	(b) Address of Issuer’s Principal Executive Offices: 1030 W. Norton Avenue, Muskegon, Michigan 49441

Item 2.	(a) Name of Person Filing:

This Schedule 13G is being filed by Bruce J. Essex, Jr. (“Mr. Essex”) and Muskegon Castings Corp., a Michigan corporation (“Muskegon Castings”). Mr. Essex is the Chairman of the Board, President and Chief Executive Officer of Muskegon Castings, and owns a substantial majority of its outstanding stock.

This Schedule 13G is intended to report an aggregate beneficial ownership of 50,250 shares of Common Stock of Community Shores Bank Corporation (“Community Shores”). Of these 50,250 shares. Mr. Essex beneficially owns directly 44,000 shares, and beneficially owns indirectly 6,250 shares that are owned by Port City Metal Products, Inc. Mr. Essex has sole power to vote and dispose of these 44,000 shares and 6,250 shares. Mr. Essex is the President and Chief Executive Officer of Port City Metal Products, Inc., and owns a substantial majority of its outstanding stock. Muskegon Castings no longer owns 75,000 shares Community Shores, as it sold all 75,000 of those shares.

Item 2.	(b) Address of Principal Business Office or, if none, Residence:

Mr. Essex’s principal business office is located at:

1985 E. Laketon Avenue

Muskegon, MI 49442

Muskegon Castings’ principal business office is located at:

1985 E. Laketon Avenue

Muskegon, MI 49442

Item 2.	(c) Citizenship: Mr. Essex is a citizen of the United States of America. Muskegon Castings is a Michigan corporation.

Item 2.	(d) Title of Class of Securities: Common stock

Item 2.	(e) CUSIP Number: 204046 10 6

SCHEDULE 13G

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Muskegon Castings Corp.:

(a)	Amount beneficially owned: 0.0

(b)	Percent of class: 0.0%.

SCHEDULE 13G

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0.0.

(ii)	Shared power to vote or to direct the vote: 0.0

(iii)	Sole power to dispose or to direct the disposition of: 0.0.

(iv)	Shared power to dispose or to direct the disposition of: 0.0.

Bruce J. Essex, Jr.

(a)	Amount beneficially owned: 50,250.

(b)	Percent of class: 3.4%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 50,250.

(ii)	Shared power to vote or to direct the vote: 50,250.

(iii)	Sole power to dispose or to direct the disposition of: 50,250.

(iv)	Shared power to dispose or to direct the disposition of: 50,250.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

By written contract, Bruce J. Essex (father of Mr. Essex) has a right to receive a portion of the net after tax proceeds of the sale of the Common Stock held by Muskegon Castings provided that such sale is prior to February 2016. By written contract, the percentage of the net after tax proceeds that Bruce J. Essex is entitled to receive declines each year from February of 2001 through February of 2016. Bruce J. Essex has no right to vote or dispose of Common Stock held by Muskegon Castings.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

SCHEDULE 13G

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2012

Muskegon Castings Corp.

By:	/s/ Bruce J. Essex, Jr.
Bruce J. Essex, Jr., Chairman of the Board,
President and Chief Executive Officer

/s/ Bruce J. Essex, Jr.
Bruce J. Essex, Jr., Individually

SCHEDULE 13G

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer”. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: March 16, 2012

Muskegon Castings Corp.

By:	/s/ Bruce J. Essex, Jr.
Bruce J. Essex, Jr., Chairman of the Board,
President and Chief Executive Officer

/s/ Bruce J. Essex, Jr.
Bruce J. Essex, Jr., Individually